

Mail Stop 3561

October 3, 2018

Mr. Charles D. Drucker
Executive Chairman and Co-Chief Executive Officer
8500 Governor's Hill Drive
Symmes Township, OH 45249

> **Re:** **Worldpay, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **File No. 001-35462**

Dear Mr. Drucker:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products